                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                               GALEY & LORD, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   36353K-10-3
              -----------------------------------------------------
                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 4, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)




                                  (Page 1 of 7)

CUSIP No. 36352K-10-3                 13D                     Page 2 of 7 Pages
---------------------                                         -----------------

--------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Citicorp Venture Capital, Ltd.
           13-2598089
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /
                                                                  (b) / /
--------------------------------------------------------------------------------
        3  SEC USE ONLY


--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                  / /

--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------

     NUMBER OF                7  SOLE VOTING POWER
       SHARES           --------------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER
      OWNED BY
        EACH                     5,146,702
     REPORTING          --------------------------------------------------------
       PERSON                 9  SOLE DISPOSITIVE POWER
        WITH            --------------------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                                 5,146,702
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,146,702
--------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                             / /
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           43.24%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           CO
================================================================================


                                 (Page 2 of 7)

CUSIP No. 36352K-10-3                  13D                     Page 3 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Citibank, N.A.
           13-5266470
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
        3  SEC USE ONLY

--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                  / /
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
     NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY            ----------------------------------------------------
      OWNED BY                8  SHARED VOTING POWER
        EACH
     REPORTING                   5,146,702
       PERSON               ----------------------------------------------------
        WITH                  9  SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                                 5,146,702
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,146,702
--------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                             / /
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           43.24%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           BK
================================================================================


                                 (Page 3 of 7)

CUSIP No. 36352K-10-3                  13D                     Page 4 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Citicorp
           06-1515595
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a) / /
                                                             (b) / /
--------------------------------------------------------------------------------
        3  SEC USE ONLY

--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           OO

--------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                  / /
--------------------------------------------------------------------------------

        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
     NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY           -----------------------------------------------------
      OWNED BY                8  SHARED VOTING POWER
        EACH
     REPORTING                   5,146,702
       PERSON              -----------------------------------------------------
        WITH                  9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                                 5,146,702
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,146,702
--------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                             / /
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           43.24%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           HC
================================================================================


                                 (Page 4 of 7)

CUSIP No. 36352K-10-3                  13D                     Page 5 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Citigroup Inc.
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) / /
                                                              (b) / /
--------------------------------------------------------------------------------
        3  SEC USE ONLY

--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                  / /
--------------------------------------------------------------------------------

        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
     NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY             ---------------------------------------------------
      OWNED BY                8  SHARED VOTING POWER
        EACH                     5,149,335
    REPORTING                ---------------------------------------------------
     PERSON                   9  SOLE DISPOSITIVE POWER
      WITH                   ---------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                 5,149,335
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,149,335
--------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                             / /
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           43.26%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           HC
================================================================================


                                 (Page 5 of 7)

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the 13D originally filed on April 2, 1999, as amended by Amendment No. 1 to Schedule 13D filed on May 25, 1999 and Amendment No. 2 to Schedule 13D filed on June 22, 1999, with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

     This Amendment No. 3 relates to the Common Stock, par value $.01 per share of (the "Common Stock"), of Galey & Lord, Inc., a Delaware corporation ("Issuer"). Amendment No. 3 is being filed due to the purchase by Citicorp Venture Capital, Ltd. ("CVC") of a certain number of shares of the Issuer's Common Stock.

     Item 5(a)-(b) is hereby amended in its entirety as follows:

     (a)-(b) As of the close of business on August 5, 1999, CVC beneficially owns 5,146,702 shares of Common Stock, representing approximately 43.24% of the outstanding shares of such class, of which it has shared voting power and dispositive power. Citibank and Citicorp, exclusively through their holding company structures, also both beneficially own the same 5,146,702 shares of Common Stock, representing approximately 43.24% of the outstanding shares of such class as to which each has shared voting and dispositive powers. Citigroup, through its direct and indirect subsidiaries (including those described in the second paragraph of Item 4) beneficially owns 5,149,335 shares of Common Stock representing approximately 43.26% of the outstanding shares of such class as to which it has shared voting and dispositive powers.

     Item 5(c) is hereby amended by adding the following sentences to the end of the paragraph:

     On June 24, 1999, CVC acquired 35,900 shares of Common Stock for an average price of $3.9913 per share in the public market. On June 30, 1999, CVC acquired 15,000 shares of Common Stock for an average price of $4.50 per share in the public market. On August 2, 1999, CVC acquired 22,500 shares of Common Stock for an average price of $4.125 per share in the public market. On August 3, 1999, CVC acquired 20,000 shares of Common Stock for an average price of $4.0625 per share in the public market. On August 4, 1999, CVC acquired 47,000 shares of Common Stock for an average price of $4.051 per share in the public market. On August 5, 1999, CVC acquired 7,600 shares of Common Stock for an average price of $3.9424 per share in the public market.


                                 (Page 6 of 7)

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 6, 1999


                                   CITICORP VENTURE CAPITAL, LTD.


                                   By:      /s/ Helene B. Shavin
                                            -----------------------------------
                                   Name:    Helene B. Shavin
                                   Title:   Vice President & Assistant Secretary


                                   CITIBANK, N.A.


                                   By:      /s/ Glenn S. Gray
                                            -----------------------------------
                                   Name:    Glenn S. Gray
                                   Title:   Vice President & Assistant Secretary


                                   CITICORP


                                   By:      /s/ Glenn S. Gray
                                            -----------------------------------
                                   Name:    Glenn S. Gray
                                   Title:   Assistant Secretary


                                   CITIGROUP INC.


                                   By:      /s/ Glenn S. Gray
                                            -----------------------------------
                                   Name:    Glenn S. Gray
                                   Title:   Assistant Secretary



                                  (Page 7 of 7)